SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)
Erie Family Life Insurance Company
(Name of Subject Company (issuer))
Erie Acquisition Inc.
which is wholly owned by
Erie Indemnity Company and Erie Insurance Exchange
(Names of Filing Persons — Offeror)
Common stock, par value $0.40 per share
(Title of Class of Securities)
295242 10 1
CUSIP Number of Class of Securities
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:

Frederick W. Dreher, Esquire	John Evangelakos, Esquire
Richard L. Cohen, Esquire	Sullivan & Cromwell LLP
Duane Morris LLP	125 Broad Street
30 S. 17th Street	New York, New York 10004
Philadelphia, Pennsylvania 19103	(212) 558-4000
(215) 979-1234

Calculation Of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$75,217,216	$8,048.24
(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company, not owned by Erie Indemnity Company or Erie Insurance Exchange, at a purchase price of $32.00 per share, net to the seller in cash. As of April 27, 2006, 9,450,000 shares of Erie Family Life Insurance Company common stock were outstanding, of which 7,099,462 shares were owned by Erie Indemnity Company or Erie Insurance Exchange. As a result, this calculation assumes the purchase of 2,350,538 shares of Erie Family Life Insurance Company common stock.

(2)	Calculated as 0.0107% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer.                ☐

     This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relate to the offer by Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”), which is owned 21.6% by Erie Indemnity Company, a Pennsylvania corporation (“Erie Indemnity”) and 78.4% by Erie Insurance Exchange, a Pennsylvania reciprocal insurance exchange (the “Exchange”), to purchase all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company (“EFL”) not owned by Erie Indemnity or the Exchange, at a purchase price of $32.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii).
Item 1. Summary Term Sheet
     Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Reference is made to the information set forth under “The Offer—Certain Information Concerning EFL” in the Offer to Purchase, which is incorporated herein by reference.
     (b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.
     (c) Reference is made to the information set forth under “The Offer—Price Range of Shares; Dividends” in the Offer to Purchase, which is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Reference is made to the information set forth under “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” and Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Reference is made to the information set forth under “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” and Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Reference is made to the information set forth under Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Terms of the Transaction
     (a) Reference is made to the information set forth under “Summary Term Sheet;” “Introduction;” “The Offer—Terms of the Offer;” “—Acceptance for Payment and Payment for Shares;” “—Procedure for Tendering Shares;” “—Rights of Withdrawal” and “—Certain United States Federal Income Tax Consequences of the Offer” in the Offer to Purchase, which is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Reference is made to the information set forth under “Special Factors—Terms and Structure of Erie Indemnity’s and the Exchange’s Ownership and Operating Relationships with EFL;” “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” and Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Reference is made to the information set forth under “Special Factors—Background of the Offer;” “—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered” and “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” in the Offer to Purchase, which is incorporated herein by reference
Item 6. Purpose of the Transaction and Plans or Proposals
     (a) and (c)(1)-(7) Reference is made to the information set forth under “Introduction;” “Special Factors—Background of the Offer;” “—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered;”—Erie Indemnity’s and the Exchange’s Plans for EFL” and “The Offer—Merger; Appraisal Rights; Rule 13e-3” in the Offer to Purchase, which is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) and (b) Reference is made to the information set forth under “The Offer—Source and Amount of Funds” in the Offer to Purchase, which is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company
     (a) and (b) Reference is made to the information set forth under “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange;” Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) and Schedule B (“Security Ownership of Certain Beneficial

Owners and Management”) in the Offer to Purchase, which is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Reference is made to the information set forth under “Introduction” and “The Offer—Fees and Expenses” in the Offer to Purchase, which is incorporated herein by reference.
Item 10. Financial Statements
     (a) The financial statements of neither Erie Indemnity nor the Exchange are material to the Offer.
     (b) The pro forma financial statements of neither Erie Indemnity nor the Exchange are material to the Offer.
Item 11. Additional Information
     (a)(1) None.
     (a)(2) Reference is made to the information set forth under “Introduction;” “The Offer—Acceptance for Payment and Payment for Shares;” “—Procedure for Tendering Shares;” “—Merger; Appraisal Rights; Rule 13e-3” and “—Certain Legal Matters” in the Offer to Purchase, which is incorporated herein by reference.
     (a)(3) Reference is made to the information set forth under “The Offer—Certain Legal Matters” in the Offer to Purchase, which is incorporated herein by reference.
     (a)(4) Reference is made to the information set forth under “The Offer—Certain Effects of the Offer” in the Offer to Purchase, which is incorporated herein by reference.
     (a)(5) None.
     (b) Reference is made to the Letter of Transmittal and the information set forth under “Special Factors—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger;” “—Financial Analyses of Erie Indemnity’s Financial Advisor;” “—Houlihan Lokey Letter;” “—EFL Financial Projections;” “— EFL’s Board of Directors Has Determined to Remain Neutral and Will Make No Recommendation with Respect to the Offer or the Merger;” “—Conduct of EFL’s Business if the Offer is Not Completed;” “The Offer—Certain Conditions of the Offer” and “—Dividends and Distributions” in the Offer to Purchase, which is incorporated herein by reference.
Item 12. Exhibits
     (a)(1)(i) Offer to Purchase dated April 27, 2006.

     (a)(1)(ii) Letter of Transmittal.
     (a)(1)(iii) Notice of Guaranteed Delivery.
     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(1)(vii) Text of Press Release issued on March 21, 2006 (previously filed as Exhibit (a)(1) under cover of Schedule T0-C on March 21, 2006).
     (a)(1)(viii) Memorandum dated March 21, 2006 to employees and agents of the Erie Insurance Group (previously filed as Exhibit (a)(2) under cover of Schedule T0-C on March 21, 2006).
     (a)(1)(ix) Summary Advertisement as published in The Wall Street Journal on April 27, 2006.
     (b) None.
     (c)(i) Presentation dated February 20, 2006 of Cochran Caronia Waller Securities LLC to the board of directors of Erie Indemnity Company.
     (c)(ii) Letter dated March 17, 2006 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Ad Hoc Committee of the board of directors of Erie Indemnity Company.
     (d) None.
     (f) Excerpts from the Pennsylvania Business Corporation Law of 1988 relating to the Rights of Dissenting Shareholders (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
     (g) None.
     (h) None.

Item 13. Information Required by Schedule 13E-3
Item 2. Subject Company Information
     (d) Reference is made to the information set forth under “The Offer—Price Range of Shares; Dividends” in the Offer to Purchase, which is incorporated herein by reference.
     (e) Not Applicable.
     (f) Reference is made to the information set forth under “The Offer—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” in the Offer to Purchase, which is incorporated herein by reference.
Item 4. Terms of the Transaction
     (c) None.
     (d) Reference is made to the information set forth under “The Offer—Merger; Appraisal Rights; Rule 13e-3” and Schedule C (“Excerpts from the Pennsylvania Business

Corporation Law of 1988 Relating to the Rights of Dissenting Shareholders”) in the Offer to Purchase, which is incorporated herein by reference.
     (e) None.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (c) Reference is made to the information set forth under “Introduction;” “Special Factors—Background of the Offer” and “—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered” in the Offer to Purchase, which is incorporated herein by reference.
     (e) None.
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Reference is made to the information set forth under “Special Factors—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered” and “—Erie Indemnity’s and the Exchange’s Plans for EFL” in the Offer to Purchase, which is incorporated herein by reference.
     (c)(8) Reference is made to the information set forth under “The Offer—Certain Effects of the Offer” in the Offer to Purchase, which is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
     (a), (b) and (c) Reference is made to the information set forth under “Introduction;” “Special Factors—Background of the Offer;” “—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered” and “—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” in the Offer to Purchase, which is incorporated herein by reference.
     (d) Reference is made to the information set forth under “Introduction;” “Special Factors—Erie Indemnity’s and the Exchange’s Plans for EFL;” “The Offer—Merger; Appraisal Rights; Rule 13e-3” and "—Certain United States Federal Income Tax Consequences of the Offer” in the Offer to Purchase, which is incorporated herein by reference.
Item 8. Fairness of the Transaction
     (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under “Introduction;” “Special Factors—Background of the Offer;” “—Purpose of and Reasons for the Offer and the Merger; Alternative Transaction Structures Considered” and “—Position of Erie Indemnity’s Board of Directors Regarding the Fairness of the Offer and the Merger” in the Offer to Purchase, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations
     (a), (b) and (c) Reference is made to the information set forth under “Special Factors—Financial Analyses of Erie Indemnity’s Financial Advisor;” “—Houlihan Lokey Letter” and “The Offer—Fees and Expenses” in the Offer to Purchase, which is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration
     (c) Reference is made to the information set forth under “The Offer—Fees and Expenses” in the Offer to Purchase, which is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
     (d) Reference is made to the information set forth under “The Offer—Certain Information Concerning EFL” and “—Certain Information Concerning the Purchaser, Erie Indemnity and the Exchange” in the Offer to Purchase, which is incorporated herein by reference.
     (e) The filing persons are not aware of any officer, director or affiliate of EFL or any person listed on Schedule A (“Information Concerning the Controlling Persons, Directors and Executive Officers of Erie Indemnity and the Purchaser”) to the Offer to Purchase who has made a recommendation either in support of or opposed to the proposed tender offer or the related merger.
Item 14. Persons/Assets Retained, Employed, Compensated or Used
     (b) None.
Item 16. Exhibits
     (c)(i) Presentation dated February 20, 2006 of Cochran Caronia Waller Securities LLC to the board of directors of Erie Indemnity Company.
     (c)(ii) Letter dated March 17, 2006 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Ad Hoc Committee of the board of directors of Erie Indemnity Company.
     (f) Excerpts from the Pennsylvania Business Corporation Law of 1988 relating to the Rights of Dissenting Shareholders (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIE ACQUISITION INC.
Date: April 27, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and Chief Executive Officer

ERIE INDEMNITY COMPANY, for itself and as Attorney-In-Fact for Erie Insurance Exchange
Date: April 27, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and Chief Executive Officer

Exhibit Index

(a)(1)(i)	Offer to Purchase dated April 27, 2006.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Text of Press Release issued on March 21, 2006 (previously filed as Exhibit (a)(1) under cover of Schedule T0-C on March 21, 2006).

(a)(1)(viii)	Memorandum dated March 21, 2006 to employees and agents of the Erie Insurance Group (previously filed as Exhibit (a)(2) under cover of Schedule T0-C on March 21, 2006).

(a)(1)(ix)	Summary Advertisement as published in The Wall Street Journal on April 27, 2006.

(b)	None

(c)(i)	Presentation dated February 20, 2006 of Cochran Caronia Waller Securities LLC to the board of directors of Erie Indemnity Company.

(c)(ii)	Letter dated March 17, 2006 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Ad Hoc Committee of the board of directors of Erie Indemnity Company.

(d)	None

(f)	Excerpts from the Pennsylvania Business Corporation Law of 1988 relating to the Rights of Dissenting Shareholders (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None

(h)	None